Exhibit 12.1

HUDSON PACIFIC PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(Unaudited; in thousands, expect ratios)

	Consolidated		Historical Combined
	For the year ended December 31,
	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges
and Preferred Dividends:
Net loss	(2,238)	(2,682)	(644)	(2,622)	(4,014)

Plus fixed charges:
Interest expense (including amortization of loan fees)	17,480	8,831	8,792	12,029	6,096
Capitalized interest and loan fees	189	165	544	1,054	1,075
Estimate of interest within rental expense	124	46	16	16	6
Fixed Charges	17,793	9,042	9,352	13,099	7,177

Plus:
Amortization of capitalized interest	73	73	55	55	—
Less:
Capitalized interest and loan fees	(189)	(165)	(544)	(1,054)	(1,075)
Earnings	$15,439	$6,268	$8,219	$9,478	$2,088

Combined Fixed Charges and
Preferred Dividends:
Fixed charges (from above)	17,793	9,042	9,352	13,099	7,177
Preferred dividends	8,108	817	—	—	—
Combined fixed charges and preferred dividends:	$25,901	$9,859	$9,352	$13,099	$7,177

Ratio of earnings to combined fixed charges and preferred dividends	0.60	0.64	0.88	0.72	0.29
Deficiency	$10,462	$3,591	$1,133	$3,621	$5,089